Brian F. Faulkner

A PROFESSIONAL LAW CORPORATION

27127 CALLE ARROYO, SUITE 1923 . SAN JUAN CAPISTRANO, CALIFORNIA 92675

T: 949.240.1361 . F: 949.240.1362 . C: 714.608.2125

E: BRIFFAULK@AOL.COM

VIA EDGAR AND E-MAIL

June 11, 2013

Jim B. Rosenberg, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:       Andain, Inc.

Form 10-Q for the Periods Ended September 30, 2013

Filed November 19, 2013 and Amended November 21, 2013

File No. 000-51216

Dear Mr. Rosenberg:

I am counsel to Andain, Inc., a Nevada corporation (“Company”). I am in receipt of your comment letter, addressed to Sam Shlomo Elimelech, president of the Company, dated May 23, 2013. I am responding to each of the comments in that letter as follows:

The Company has amended the referenced Form 10-Q as requested in your Comment No. 1 by having the interim financial statements contained therein re-reviewed by the current accountant for the Company, Yarel + Partners, which is registered with the Public Company Accounting Oversight Board. The Review Report by this firm in contained in the amended Form 10-Q.

Please contact me if you have any questions. Thank you.

Sincerely,

Brian F. Faulkner

cc: Sam Shlomo Elimelech, Andain, Inc.